April 4, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

Re:	YaFarm Technologies, Inc.
Registration Statement on Form SB-2
Filed on February 16, 2007
File No. 333-140764

Dear Mr. Shuman:

We herein provide the following responses to your comment letter dated February 22, 2007, regarding the above-listed form for YaFarm Technologies, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

Form SB-2

1.	Please update your financial statements in accordance with Item 310(g) of Regulation S-B. Also include a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B.

Audited financial statements for the years ended December 31, 2006 and 2005 and a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B are enclosed with the Company’s First Amended Form SB-2/A filed with the Commission on April 4, 2007.

2.
Please revise your registration statement to include the signatures required by Form SB-2. In this regard, we note that the registration statement should be signed by the company’s principal executive officer or officers, its principal financial officer and its controller or principal accounting officer. See the Instructions for signatures located in Form SB-2.

The Company’s First Amended Form SB-2/A filed with the Commission on April 4, 2007 includes the signatures required by Form SB-2.

Thank you for your time and attention to this matter. Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.